UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

1st Floor, 3 More London Riverside
London SE1 2RE, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Pursuant to the Business Combination Agreement dated May 12, 2021 (the “Business Combination Agreement”) by and among Arqit Quantum Inc., a Cayman Islands exempted limited liability company (“Arqit”), Centricus Acquisition Corp. (“Centricus”), Centricus Heritage LLC, a Cayman Islands limited liability company, solely in its capacity as Centricus’ representative, Arqit Limited, a company limited by shares incorporated in England (the “Company”), David John Williams, solely in his capacity as the Company Shareholders representative, and the shareholders of the Company party thereto: (i) on September 2, 2021, Centricus merged with and into Arqit (the “Merger”), with Arqit surviving the merger, and the security holders of Centricus (other than security holders of Centricus electing to redeem their Centricus ordinary shares) became security holders of Arqit, and (ii) on September 3, 2021, Arqit acquired all of the issued and outstanding share capital of the Company from the shareholders of the Company in exchange for Arqit ordinary shares, such that the Company is a direct wholly owned subsidiary of Arqit (the “Share Acquisition” and, together with the Merger, the “Business Combination”).

In consideration for the Merger, each Centricus shareholder received one Arqit ordinary share and one Arqit warrant for each ordinary share and warrant they held in Centricus, respectively, immediately prior to the Merger. Each ordinary share of the Company was acquired by Arqit in exchange for 46.06 ordinary shares of Arqit.

On May 12, 2021, concurrently with the execution of the Business Combination Agreement, Arqit and Centricus entered into subscription agreements with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and Arqit agreed to issue and sell to such PIPE Investors, an aggregate of 7,100,000 Arqit ordinary shares at $10.00 per share for gross proceeds of $71,000,000 (the “PIPE Financing”). The PIPE Investors include certain affiliates of Centricus, which agreed to fund $51,000,000 of the PIPE Financing. The PIPE Financing closed on September 3, 2021 immediately after the Business Combination.

Following the closing of the PIPE Financing, and after giving effect to redemptions of shares by shareholders of Centricus and payment of transaction expenses, the transactions described above generated approximately $96 million for Arqit.

After market close on September 3, 2021, Centricus’ ordinary shares, units and warrants ceased trading on The Nasdaq Stock Market LLC, and beginning on September 7, 2021, Arqit’s ordinary shares and warrants will begin trading on Nasdaq under the symbols “ARQQ” and “ARQQW”, respectively.

On September 3, 2021, Arqit issued a press release titled, “Arqit and Centricus Announce Closing of Business Combination.” A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Arqit Quantum Inc., dated September 3, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ David Williams
Name:	David Williams
Title:	Chief Executive Officer

Date: September 3, 2021